      For Immediate Release

News Release

TransAlta completes acquisition of 87 per cent of Canadian Hydro Developers and reconstitutes Canadian Hydro Developers’
Board of Directors

CALGARY, Alberta (October 23, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) and Canadian Hydro Developers, Inc. (TSX: KHD) announced today TransAlta's wholly-owned subsidiary (the "Offeror") has completed the acquisition and payment for approximately 125 million common shares of Canadian Hydro Developers validly deposited and taken up pursuant to its offer (the “Offer”) to acquire all of the outstanding common shares of Canadian Hydro Developers for $5.25 cash per share. These common shares represent approximately 87 per cent of the outstanding common shares of Canadian Hydro Developers.

The Board of Directors of Canadian Hydro Developers has today been reconstituted to include, from TransAlta, Dawn Farrell, Chief Operating Officer; Brian Burden, Chief Financial Officer; and Ken Stickland, Chief Legal Officer.  Independent directors, Richard Ballantyne and David Stenason remain on the Canadian Hydro Developers board. The common shares of Canadian Hydro Developers will continue to trade on the TSX.

The Offeror has extended the Offer for common shares of Canadian Hydro Developers to 3:00 p.m. (Calgary time) on November 3, 2009 to allow additional time for Canadian Hydro Developers shareholders to tender to the Offer.

A formal notice of extension was mailed to Canadian Hydro Developers shareholders on October 21, 2009. The notice of extension is also available on the SEDAR website at www.sedar.com and www.transalta.com.

For assistance in tendering common shares to the Offer, Canadian Hydro Developers shareholders are encouraged to contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. TransAlta's focus is to efficiently operate its diversified fleet of geo-thermal, wind, hydro, natural gas and coal-fired facilities in order to provide its customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where it works and lives. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

Reader Advisory

This joint news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  More particularly, and without limitation, this joint news release contains forward-looking information concerning the affects of the transaction on TransAlta.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's and Canadian Hydro Developers' control including, without limitation, uncertainty related to the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta and Canadian Hydro Developers operate.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's and Canadian Hydro Developers' results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's and Canadian Hydro Developers' actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta and Canadian Hydro Developers will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's and Canadian Hydro Developers' management at the time the information is released and TransAlta and Canadian Hydro Developers do not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This joint news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

TransAlta

TransAlta

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com